Logan Sound, Inc.
                        1 Hunter Street East, Suite G100
                        Hamilton, Ontario, Canada L8N 3W1
                            Telephone: (905) 777-8002
                               Fax: (866) 278-9135

October 25, 2010

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention: J. Nolan McWilliams, Division of Corporate Finance

Dear Sirs:

Re: Request for Acceleration
    Registration Statement on Form S-1 - File Number 333-161869

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, as amended, such that it be deemed effective on Wednesday, October 27, 2010 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

     3. we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Ken Logan
-----------------------------
Ken Logan, President
LOGAN SOUND, INC.